Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: November 9, 2018

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NOVEMBER 08, 2018 / 4:00 PM, UTX—United Technologies Corp at Robert W Baird Global Industrial Conference

CORPORATE PARTICIPANTS

Akhil Johri United Technologies Corporation - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

PRESENTATION

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Akhil Johri—United Technologies Corporation—Executive VP & CFO

Thank you. Thanks, Peter. So just a couple of quick update slides. The usual cautionary statement. I don’t have to read this whole thing, I guess, you guys are very familiar with this. But forward-looking statements in the discussion today, so that’s filled with risk and uncertainty. And you can go to utc.com for all the risk factors associated with our business.

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I know one question in everybody’s minds is what about Rockwell Collins? And I don’t have any new news to give today compared to what we talked about at the earnings call. We’re still waiting, waiting patiently for China to give the last approval that is out there. We are a key supplier to the Chinese aerospace industry, which is a strategic industry for them, and we are a partner and a supplier, and we do expect this transaction to close. There is nothing new to talk about today on that front. It’s any day — every day I get up at 4:00 in the morning to see if there is an approval there, but haven’t seen it yet. And as we have said before, as Greg said on the call, A precedes B, once we have the Collins acquisition done and closed, the board will conclude on its deliberations, which have been going on for a period of time about what the shape of UTC portfolio should be going forward. Again, both those decisions very strategic, very important. Both being done with the idea of leaving businesses in place which will grow, continue to drive shareholder value for the next 20, 30, 50 years. So with that, let me stop, Pete, we’ll take some questions.

Peter J. Arment—Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

Okay. Thank you. So Akhil, let’s just first talk about Rockwell Collins. So you’ve had a year to think about the synergies. Maybe walk us through an update there, I think

Akhil Johri—United Technologies Corporation—Executive VP & CFO

Yes, no, it’s a great question. Fortunately, we’ve had a lot of time to work on the synergies. And I think we feel good about where we are now, anti-dumping rules and all that, we can’t see each other’s’ data at this point. But what we can do and what we have done is appointed a clean team, which is in the middle, which does not share data with each other. But they have the ability to go into the systems that we have and Collins has —Rockwell Collins has and tabulate a list of all the ideas, which would then be able to allow us to execute on synergies faster. To give you an example, they can — this independent clean team can go in and look at what price Rockwell Collins is paying for a particular commodity. Same commodity, what price is UTC paying. Looking at that information, they can easily see the benefits that can go to, by moving to the lower cost contract, just taking the volume from one side and putting it on to the other contract generates a natural saving just mathematically. And then there is an additional opportunity you get by leveraging the incremental volume and going to the lower cost contractor and saying what more can I get now that I’m bringing this additional volume. So that list is being created, has been tabulated. We feel very good about the total $500 million synergies number that we have talked about. If anything we feel better about the revenue synergies, which we have not factored into our business case. So I think all in all, it feels really good. This is one of those very interesting acquisitions where the people who are most energized and excited about the 2 companies coming together are the technical people. The engineering teams are really psyched up about what they can do together by looking at the assets that UTC has in its portfolio, and what Collins brings — the capabilities that Collins brings. And so I get more calls from the engineering folks about when is it going to close, so that they can start working together and help the customers and the airlines ultimately.

Peter J. Arment—Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

And how is that — so you have a lot of experience with the integration of the Goodrich transaction. How maybe this — the path of the synergies there was a little different. But maybe you could compare the 2, how you think about the time line on those?

Akhil Johri—United Technologies Corporation—Executive VP & CFO

Yes. I think the time line, again, one of the big things, just as an example, one of the big things that happened in the case of Goodrich from synergy creation was the changes we did on the SG&A side. So Goodrich used to operate with 11% SG&A, and UTAS, or Hamilton Sundstrand at that time was operating at about 7% of sales. The combined businesses today UTAS is less than 7% of sales. And one of the ways you do that is by streamlining the organizations. Same thing is already being talked about and discussed at — with Collins Aerospace. So again, one example we’ve talked about this, because these are again things, which are allowed in the integration phase or the preplanning phase phases. We’ve looked at the organization structure at Collins Aerospace. We’ve looked at the organization structure at UTAS. UTAS operates through 6 different divisions underneath Dave Gitlin. Kelly has 4 of them today, so 10. They’ll go down to 6. That means you free up some G&A., you don’t have as many general managers, you don’t have as many finance managers. So all that generates savings that are part of the synergy goal that we have. That clean route — the clean team that I talked about is building database on sourcing side. There we can see the benefits that will come directly as a result of that. And then the difference in Goodrich case was that there was significant manufacturing footprint — opportunity. That is not as large in the case of Collins, because there isn’t as much complementarity on product side, but still there is some opportunity to get that done.

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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ pending acquisition of Rockwell Collins, the anticipated benefits of the pending acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the pending Rockwell Collins acquisition and other acquisition and divestiture or restructuring activity, including among other things integration of acquired businesses into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future timing and levels of indebtedness, including indebtedness incurred by United Technologies in connection with the pending Rockwell Collins acquisition, and capital spending and research and development spending, including in connection with the pending Rockwell Collins acquisition; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the pending acquisition of Rockwell Collins; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business and investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and to satisfy the other conditions to the closing of the pending acquisition on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement; (19) negative effects of the announcement or the completion of the merger on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in their operation of their businesses while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in connection with the pending Rockwell Collins acquisition, significant merger costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Rockwell Collins merger agreement; (23) risks associated with merger-related litigation; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ pending acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. In addition, in connection with the pending Rockwell Collins acquisition, UTC has filed a registration statement, that includes a prospectus from UTC and a proxy statement from Rockwell Collins, which is effective and contains important information about UTC, Rockwell Collins, the transaction and related matters.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.